

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2011

Via Facsimile
Mr. Kevin K. Nanke
Chief Financial Officer
Delta Petroleum Corporation
370 17th Street, Suite 4300
Denver, Colorado 80202

> **Re:** **Delta Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 0-16203**

Dear Mr. Nanke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Properties, page 26

1. We note you have provided information regarding proved reserves in Note 18 to your financial statements. Please expand your disclosure to provide the information required by Item 1202(a)(1) – (5) of Regulation S-K, as applicable to you.

2. We note you have provided information regarding proved undeveloped reserves in Note 18 to your financial statements. Please expand your disclosure to provide the information required by Item 1203(a) – (d) of Regulation S-K, as applicable to you.

Internal Controls Over Reserve Estimates, Technical Qualifications and Technologies Used, page 27

3.   We note your disclosure stating that your policies regarding internal controls over reserve estimates requires reserves to be in compliance with the SEC definitions and guidance and for reserves to be prepared by an independent third party reserve engineering firm under the supervision of your Corporate Engineering Manager. Please expand your disclosure to include the qualifications of the Corporate Engineering Manager in accordance with Item 1202(a)(7) of Regulation S-K.

4.   We note your disclosure stating that you have retained Ralph E. Davis Associates, Inc. ("RDAI"), independent third party reserve engineers, to prepare your estimates of proved reserves, and a letter which identifies the professional qualifications of the individual at RDAI who was responsible for overseeing the preparation of our reserve estimates as of December 31, 2010 has been filed as a part of Exhibit 99.1 to your report. However, the guidance in Item 1202(a)(7) of Regulation S-K requires that this disclosure be included in your document. Please revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 36

Production and Cost Information, page 41

Transportation Expense, page 42

5.   We note your disclosure that in 2010 you realized higher revenues in the Vega area from improved natural gas liquids recoveries and a greater percentage of liquids proceeds retained. Please tell us your accounting policy associated with revenue recognition of natural gas liquids and clarify how these liquids are processed upon extraction.

Critical Accounting Policies and Estimates, page 56

Reserve Estimates, page 56

6.   We note your disclosure indicating that further development of the Piceance Basin locations depends on higher commodity prices in the future, reductions in future drilling costs, improved recoveries, or a combination of all three. Please tell us and disclose the amount and types of capitalized costs associated with the referenced Piceance Basin locations.

Impairment of Gas and Oil Properties, page 57

7.   We note your disclosure stating that you develop and evaluate certain proved and unproved properties on which favorable or unfavorable results or commodity prices may cause you to revise in future quarters your estimates of those properties' estimated future cash flows or fair value. With respect to your valuation of the proved and unproved properties, please tell us the valuation techniques employed to measure fair value.

Please tell us the percentage by which the fair value of the proved and unproved properties exceeded the carrying value as of the date of your most recent test. Additionally, please expand your disclosure relating to such testing if the proved and unproved properties do not have a fair value substantially in excess of its carrying value, to address the following points, which we would regard as consistent with the guidance in Item 303(a)(3)(ii) of Regulations S-K:

(a)   The percentage by which the fair value of your proved and unproved locations exceeded the carrying value as of the date of the most recent test.

(b)   Description of the methods and key assumptions used and how the key assumptions were determined;

(c)   To the extent possible, specific details about the degree of uncertainty associated with key assumptions used to measure the fair value of your proved and unproved properties.

(d)   A description of potential events and changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to measure the fair value of your proved and unproved properties.

(e)   Any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

Financial Statements, page F-1

Note 19- Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-43

8.   We note your disclosure of estimated future net cash flows of $793,556 based on your proved reserves as of December 31, 2010. Please tell us the quantities of reserves and related estimated prices in support of your calculation of estimated future net cash flows. In addition, please tell us how your sale of natural gas liquids impacts this calculation.

A summary of changes in estimated quantities of proved reserves, page F-45

9.   Please tell us and disclose how you report reserve quantities of natural gas liquids. Refer to ASC 932-235-50-9.

Exhibits

Exhibit 99.1

10.   Please obtain a revised report from Ralph E. Davis Associates, Inc. that includes all of the disclosures required by Item 1202(a)(8) of Regulation S-K. For example, the current report does not sufficiently address the assumptions, data, methods and procedures used in connection with the preparation of the report, the primary economic assumptions, possible effects of regulation on the ability of the registrant to recover the estimated reserves, the inherent uncertainties of reserves estimates, a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report, and the third party's conclusions with respect to the reserves estimates.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ W. Bradshaw Skinner

W. Bradshaw Skinner
Senior Assistant Chief Accountant